April 28, 2015

VIA EDGAR

H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attention:  Karina V. Dorin

RE:	Royale Energy, Inc.

Registration Statement on Form S-3

Filed April 2, 2015

File No. 333-203229

Dear Mr. Schwall and Ms. Dorin:

On behalf of our client, Royale Energy, Inc., we are responding to your letter dated April 24, 2015, regarding the referenced registration statement.  Today Royale Energy filed Pre-Effective Amendment No. 21 to its Form S-3 containing an updated list of documents incorporated by reference on page 19 of the preliminary prospectus to include the Company’s Form 10-K for the year ended December 31, 2014 filed on Marcy 31, 2015, Form 8-K filed on April 13, 2015 and Definitive Proxy Statement on Schedule 14A filed April 22, 2015.

We trust that this information fully responds to your comments.  At the time that Royale Energy requests acceleration of the effective date of the registration statement, it will provide the acknowledgements requested in your April 20 letter.  Please contact me if you have questions or require additional information.

Very truly yours,

/s/ Lee Polson